FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

Diageo plc

(Translation of registrant's name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ....X..... Form 40-F ....

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X..........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 ....

List identifying information required to be furnished by Diageo plc pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act 1934
1 February 2002 – 28 February 2002

Information	Required by/when
Public Announcements/Press	The Stock Exchange, London

Announcement
Messrs Walsh and Rose inform Company of their beneficial interests.
(1 February 2002)

Announcement
Diageo Announces that it has agreed new arrangements for the distribution rights of the Cuervo brand.
(5 February 2002)

Announcement
Messrs Walsh and Rose inform Company of their beneficial interests.
(8 February 2002)

Announcement
Messrs Walsh and Rose inform Company of their beneficial interests.
(14 February 2002)

Announcement
Premium Drinks - Figures for six months ended 31 December 2000.
(15 February 2002)

Announcement
Interim Statement.
(21 February 2002)

Announcement
Interim Dividend.
(21 February 2002)

Announcement
Messrs Walsh and Rose inform Company of their beneficial interests.
(22 February 2002)

Announcement
Transfer of Shares by Employee Share Trust Trustee.
(26 February 2002)

Announcement
Diageo Announces Sale of Malibu and Supply Agreement with Destileria Serralles.
(27 February 2002)

Announcement
Purchase of Own Shares.
(28 February 2002)

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RNS Full Text Announcement

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Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	15:50 1 Feb 2002
RNS Number	8772Q

RNS Number:8772Q
Diageo PLC
1 February 2002

RE: CHAPTER 16 PARAGRAPH 13 OF CONTINUING OBLIGATIONS

Diageo plc (the "Company") announces that it received notification on 1 February 2002 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the "Trust") has transferred 28,546 of the Company's ordinary shares of 28 101/108 pence ("Ordinary Shares") to participants exercising options granted under the Company's UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the "Schemes"). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1. Executive directors who are potential beneficiaries of the Trust are:

   N C Rose

   P S Walsh

2. Transactions notified on 1 February 2002 in relation to the Trust.

Date of Transaction	No. of Ordinary Shares Transferred	Range of Option Prices of Ordinary Shares
01.02.02	28,546	£3.54-5.05

The total holding of the Trust now amounts to 2,509,304 Ordinary Shares.

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RNS Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Distribution rights
Released	16:35 5 Feb 2002
RNS Number	0211R

5 February 2002

Diageo announces that it has agreed new arrangements for the distribution rights of the Cuervo brand

Diageo plc has today announced that it has formalised new arrangements in respect of its distribution rights for the Cuervo brand in the United States which now extends to 2013. Diageo will return the 45% equity stake it holds in Jose Cuervo SA and Jose Cuervo will transfer back to Diageo its ownership interest in certain Diageo brands in Mexico.

Diageo and Jose Cuervo have agreed to terminate their litigation in respect of the Cuervo brand. The net effect of these new arrangements will involve an outflow of cash for Diageo of $145 million. The change in these arrangements is not expected to have a material effect on the profits of Diageo.

Paul Walsh, Diageo's chief executive, said:

'I am delighted that we have reached agreement on the future of the Cuervo brand with Jose Cuervo. Jose Cuervo is a company of strong traditions with whom we have had a long and successful relationship. This agreement means that we will continue to work together to maintain the success of the Cuervo brand as part of Diageo's premium drinks portfolio.

'This new longer term agreement marks another step in our journey to build Diageo's position as the world's leading premium drinks company in a way which creates value for our shareholders.'

-- ends --

Investor enquiries:

Catherine James +44 (0)20 7927 5272 investor.rel@diageo.com

Media enquiries:

Kathryn Partridge +44 (0)20 7927 5225 media@diageo.com

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Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:13 8 Feb 2002
RNS Number	2095R

TO: Regulatory News Service

The London Stock Exchange

RE: CHAPTER 16 PARAGRAPH 13 OF

CONTINUING OBLIGATIONS

Diageo plc (the "Company") announces the following:

1) that it received notification on 8 February 2002 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited, as trustee of the Diageo 2001 All Employee Share Ownership Plan (the "Plan") that the following directors were allocated Ordinary shares of 28 101/108 pence ("Ordinary Shares") in the Company on 8 February 2002 under the Plan, an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries:

Name of Director Number of Ordinary Shares

N C Rose 22

P S Walsh 22

The number of Ordinary Shares allocated comprises those purchased by the trustee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of 812p.

The Ordinary Shares are held by Diageo Share Ownership Trustees Limited as trustee of the Plan. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of the above, these directors' interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and also interests as potential beneficiaries of the Diageo plc QUEST, the Grand Metropolitan No 2 Employee Share Trust, the Diageo Employee Benefit Trust, and in the case of Mr Walsh only, the Pillsbury 401(K) Savings Plan) are as follows:

Name of Director Number of Ordinary Shares

N C Rose 52,604

P S Walsh 342,774*

*(of which 4,932 are held in the form of American Depositary Shares);

2) that it received notification on 8 February 2002 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the "Trust") has transferred 17,796 Ordinary Shares to participants exercising options granted under the Company's UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the "Schemes"). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1. Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2. Transactions notified on 8 February 2002 in relation to the Trust.

Date of Transaction	No. of Ordinary Shares Transferred	Range of Option Prices of Ordinary Shares
08.02.02	17,796	£3.54-5.05

The total holding of the Trust now amounts to 2,491,508 Ordinary Shares.

8 February 2002

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Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:22 14 Feb 2002
RNS Number	4841R

TO: Regulatory News Service

The London Stock Exchange

RE: CHAPTER 16 PARAGRAPH 13 OF

CONTINUING OBLIGATIONS

Diageo plc (the "Company") announces that it received notification on 14 February 2002 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the "Trust") has transferred 22,297 of the Company's ordinary shares of 28 101/108 pence ("Ordinary Shares") to participants exercising options granted under the Company's UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the "Schemes"). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1. Executive directors who are potential beneficiaries of the Trust are:

   N C Rose

   P S Walsh

2. Transactions notified on 14 February 2002 in relation to the Trust.

Date of Transaction	No. of Ordinary Shares Transferred	Range of Option Prices of Ordinary Shares
14.02.02	22,297	£3.54-5.05

The total holding of the Trust now amounts to 2,469,211 Ordinary Shares.

14 February 2002

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RNS Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Market Classification
Released	07:00 15 Feb 2002
RNS Number	5232R

15 February 2002

Premium Drinks – Figures for six months ended 31 December 2000

On 22 February 2001, at the time of the 2001 interim results, Diageo announced its intention to report performance in its Premium Drinks business on the basis of its Major, Key and Venture market classification. The results for the year ended 30 June 2001 were the first to be reported using this classification. At the time Diageo gave comparative figures for the year ended 30 June 2000 on the same basis.

To ensure the completeness of prior year data before the release of its interim results on the 21 February 2002, Diageo has today released the attached table which gives operating profit and turnover figures classified by Major, Key and Venture market for the six months ended 31 December 2000.

If you have any questions regarding this information please call the Diageo Investor Relations department on 00 44 (0) 20 7927 5272.

£'million	**Turnover**	**Operating Profit**
Major markets:		
North America	1,023	211
Great Britain	767	108
Ireland	511	88
Spain	194	52
	2,495	**459**
Key markets	967	243
Venture markets	602	132
Premium Drinks	**4,064**	**834**

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RNS Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Interim Results
Released	07:00 21 Feb 2002
RNS Number	7995R

21 February 2002 (7.00 am)

Diageo reports 17% organic growth in operating profit from Premium Drinks.

Diageo today announced its interim results for the six months ended 31 December 2001.

	Organic growth	2001 £ million	2000 £ million
Turnover	9%	6,478	6,842
Operating profit	11%	1,236	1,235
Premium Drinks operating profit	17%	967	834
Profit before tax		1,228	1,189
EPS (reported)	5%	26.2 pence	25.0 pence

The above numbers are before goodwill amortisation and exceptional items.

SUMMARY OF KEY POINTS

- Strong performance in Premium Drinks:

- Volume up 5%
- Net sales growth of 11%
- Marketing up 7% to £554 million
- Reported operating margin improved by 1.2 percentage points to 21.7%

- Premium Drinks performance driven by growth in the global priority brands:

- Volume up 9%
- Net sales growth of 15%
- Marketing up 10% to £394 million

- Burger King comparable restaurant sales in North America up 1%
- Burger King operating profit down 29% to £79 million

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- Pillsbury operating profit for the four months ended 31 October 2001 £190 million
- Profit before goodwill amortisation, exceptional items and taxation £1,228 million
- Exceptional items before taxation, net gain of £57 million
- £98 million underlying improvement in Premium Drinks economic profit
- Interim dividend 9.3 pence per share, up 4.5%
- Free cash flow down £205 million to £288 million
- Return on invested capital from Premium Drinks, up 2.8 percentage points

Paul Walsh, Group Chief Executive of Diageo, commenting on the six months ended 31 December 2001 said:

"This financial year has begun well, and in the first half Diageo has delivered on both its strategic and operational objectives. We have exited the Pillsbury business and completed our acquisition of the spirits and wine businesses of Seagram while continuing to achieve high levels of profitable top line growth in premium drinks. Diageo is committed to creating value for shareholders as evidenced by our continued growth in economic profit and a further return of capital to shareholders in the period through share buybacks."

Explanatory notes

Unless otherwise stated, percentage movements given throughout this statement for volume, turnover, net sales, marketing expenditure and operating profit are organic movements (at level exchange rates and after adjusting for acquisitions and disposals) for continuing operations. They are before goodwill amortisation and exceptional items. Comparisons are with the equivalent period last year.

Volume has been measured on an equivalent servings basis to nine litre cases of spirits. Equivalent cases are calculated as follows: beer in hectolitres divide by 0.9, wine in nine litre cases divide by 5, ready to drink in nine litre cases divide by 10.

Net sales are turnover less excise duty.

This document contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo's control. Please refer to page 23 – Cautionary statement concerning forward-looking statements for more details.

For further information:

Diageo's interim results presentation to analysts and investors will be broadcast at 9.30am (GMT) on Thursday 21 February on Diageo's internet home page at the address: www.diageo.com. Prior to the live link, the presentation slides will also be available to download from Diageo's home page. Following this, the press conference is being webcast on www.diageo.com at 12.00pm (GMT). Presentation slides will also be available to download from the home page.

You will be able to listen to a live broadcast of the presentation and questions and answers session. The number to call is:

From: UK/Europe: +44 (0) 208 240 8241

Diageo Management will host a teleconference to US and European analysts and investors at 3.00pm (GMT) on Thursday 21 February. Call this number to listen:

From: UK/Europe: +44 (0) 208 240 8243

The teleconference will be available on instant replay from 5.00pm (GMT) and will be available until 28 February. The number to call is:

From: UK/Europe : +44 (0) 208 288 4459 Access code: 360

USA/Canada : +1 703 736 7336 Access code: 360

An interview with Paul Walsh is available in video, audio and text from 7.00am (GMT) on www.diageo.com and www.cantos.com.

Investor enquiries to:	**Catherine James**	**+ 44 (0) 20 7927 5272**
		Investor.rel@diageo.com
Media enquiries to:	**Kathryn Partridge**	**+ 44 (0) 20 7927 5225**
		Media@diageo.com

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DIAGEO PLC

OVERVIEW

Diageo has continued to deliver on its objectives with top line growth of 9%, operating profit growth of 11%, improvement in operating margin of 0.4 percentage points and improved return on invested capital, up 1.9 percentage points. The performance of the core premium drinks business was even stronger as a result of innovation led growth.

Diageo's integrated premium drinks strategy leverages innovation using Diageo's skills across distribution channels to bring new products to market faster. Top line growth has therefore been driven by volume growth and mix improvement. While price increases have been achieved on specific brands in some markets, most notably the global priority brands in North America, price has not been a significant overall driver of turnover growth in the period.

Diageo is now building global campaigns on its leading brands. Scale benefits and operational efficiency are increasing the effectiveness of Diageo's total marketing spend.

The operating profit decline in Burger King reflects the steps taken to prepare the business for separation. The business fundamentals are improving. Comparable restaurant sales growth has been restored in North America and there is now a pipeline of new products and a more effective marketing strategy. The new management is taking action to increase the overall quality of restaurants in the system and, as a consequence, the number of restaurant closures has increased in the period and there has been a lower number of restaurant openings. Despite this, system sales grew 1%.

Overall, these results build on the growth achieved in the last three financial years and provide further evidence of Diageo's ability to generate sustainable growth even when the world economic and political environment is not favourable. Diageo has continued to manage its capital structure to create value for shareholders. A further 40 million shares were purchased for cancellation in the period.

Since the beginning of the financial year Diageo has delivered on its strategic objectives with the disposal of Pillsbury, the acquisition of the spirits and wine businesses of Seagram and in recent weeks the agreement in respect of distribution rights for the Cuervo brands. As a result we have increased our strategic focus on premium drinks and built upon our position as the world's leading premium drinks company.

Outlook

Commenting, Paul Walsh said:

"As we begin the second half of this financial year we have seen no significant change in trading performance in our premium drinks business. The trends in respect of volume and net sales growth achieved in the first half are expected to be delivered for the full year despite some deterioration in economic conditions in some markets, especially in Latin America. We will continue to invest behind our brands to drive growth. Marketing expenditure for the full year is expected to increase in line with growth in net sales. The second half reported results will benefit from the addition of the spirits and wine business of Seagram that we have acquired. We are confident of achieving both our short and long term financial targets in respect of this acquisition.

"With our interest cover at 7.8 times and our net debt down to £5.0 billion, there is significant opportunity to return capital to shareholders. This is high on our agenda for the second half of this financial year.

In Burger King, operational performance is improving and we expect the operating profit performance in the second half to improve. This performance improvement will enable us to deliver our objective to separate Burger King from Diageo. We have a number of options as to how separation can be achieved and we will explore all of them."

OPERATING AND FINANCIAL REVIEW

for the six months ended 31 December 2001

OPERATING REVIEW

DIAGEO

On a reported basis, turnover decreased by £364 million (5%) from £6,842 million in the six months ended 31 December 2000 to £6,478 million in the six months ended 31 December 2001. For continuing operations, turnover increased £440 million (10%) from £4,583 million to £5,023 million. On an organic basis, turnover for continuing operations increased 9%.

Reported operating profit before goodwill amortisation and exceptional items increased £1 million from £1,235 million to £1,236 million. Reported operating profit before goodwill amortisation and exceptional items for continuing operations increased by £113 million (12%) from £933 million to £1,046 million. Excluding the favourable effects of currency, operating profit before goodwill amortisation and exceptional items for continuing operations increased 8% and on an organic basis increased 11%. The results of Pillsbury, the packaged food business, are included for the four months to its disposal on 31 October 2001. After goodwill amortisation and exceptional operating costs, operating profit decreased 19% from £1,168 million to £945 million.

On a reported basis, marketing for continuing operations increased 6% from £543 million to £574 million. On an organic basis, marketing increased by 7%.

Profit before goodwill amortisation, exceptional items, taxation and minority interests increased by £39 million (3%) from £1,189 million in the six months ended 31 December 2000 to £1,228 million in the six months ended 31 December 2001. In local currency terms, this was a decrease of 1%. The net interest charge decreased by £15 million (8%) from £185 million to £170 million in the six months ended 31 December 2001.

Exceptional items before taxation were a net gain of £57 million in the six months ended 31 December 2001 against a net loss of £50 million in the six months ended 31 December 2000. After goodwill amortisation and exceptional items, profit before taxation and minority interests increased by £147 million from £1,128 million to £1,275 million in the six months ended 31 December 2001, and profit for the period increased by £19 million from £791 million to £810 million in the six months ended 31 December 2001.

PREMIUM DRINKS

Reported turnover increased by £394 million (10%) from £4,064 million in the six months ended 31 December 2000 to £4,458 million in the six months ended 31 December 2001. Reported operating profit before goodwill amortisation and exceptional items increased by £133 million (16%) from £834 million to £967 million. On an organic basis turnover grew 10% and operating profit increased by 17%. Turnover and operating profit in respect of the acquisition of the spirits and wine business of Seagram on 21 December 2001 were not material in the period and will be accounted for in the six months ending 30 June 2002.

Volume was up 5%, with global priority brands growing by 9% and local priority brands by 2%. Volume of category management brands, which generated 26% of total volume for the six months ended 31 December 2001, declined 4%.

Net sales grew 11% to £3,341 million with global priority brands up 15%. Marketing grew 7% to £554 million.

Premium drinks has continued to deliver strong top and bottom line growth as a result of its focus on global priority brands, which represent over 60% of total premium drinks volume, and growth in ready to drink. The major markets of North America, Great Britain and Spain delivered strong growth. In Ireland, operating profit growth was constrained by the performance of Guinness which was affected by the continued move from beer to spirits and wine. Top line growth in Premium Drinks, combined with the incremental synergy savings of £26 million delivered by the merger of Guinness and UDV, has led to a further improvement in return on invested capital.

Volume and net sales growth by brand classification

	Equivalent cases million	Volume growth %	Net sales growth %
Johnnie Walker	6.0	(2)	1
Guinness	5.6	(1)	3
Smirnoff	11.8	26	59
J&B	3.8	5	5
Baileys	3.6	11	10
Cuervo	2.1	(4)	5
Tanqueray	1.0	2	1
Malibu	1.3	10	13
Total global priority brands	35.2	9	15

Local priority brands	7.8	2	12
Category management brands	13.7	(4)	1
	56.7	5	11
Acquisitions	1.8		
Total	58.5		

MARKET REVIEW	**Global priority brands**	**Local priority brands**	**Category management brands**	**Total**
	%	%	%	%
Volume growth by market				
Major markets				
North America	19	(1)	(8)	9
Great Britain	9	14	11	11
Ireland	(2)	1	(6)	(1)
Spain	13	15	(5)	11
	14	6	(5)	8
Key markets	2	(2)	1	1
Venture markets	4	(16)	(8)	(2)
Total	9	2	(4)	5

	Global priority brands	**Local priority brands**	**Category management brands**	**Total**
	%	%	%	%
Net sales growth by market				
Major markets				
North America	32	-	(5)	19
Great Britain	9	30	11	14
Ireland	(1)	6	(3)	1
Spain	15	20	3	14
	20	12	(1)	14
Key markets	6	7	6	7
Venture markets	8	19	-	6
Total	15	12	1	11

Operating profit	2001	2000	Organic growth
	£ million	£ million	%
Major markets			
North America	253	211	20
Great Britain	136	108	33
Ireland	86	88	5
Spain	60	52	18
	535	459	20
Key markets	287	243	13
Venture markets	145	132	11
Total	967	834	17

Review by major market

North America

Volume up 9%

Marketing up 17%

Net sales up 19%

Operating profit up 20%

Key drivers:

- Growth of Smirnoff Ice
- Growth of Smirnoff Red and Twist
- Continued growth in global priority brands
- Weak volume performance in category management brands

Volume was up 9% and net sales grew 19% as a result of the increased proportion of ready to drink and price increases on Cuervo and Johnnie Walker. Marketing rose 17% driven by increased investment on Smirnoff Ice. Operating profit grew by 20% driven by the continued rollout of Smirnoff Ice and growth of the global priority brands.

The launch of Smirnoff Ice has been a key driver of net sales growth in these results. However, the strength of the Smirnoff brand equity is further demonstrated by the volume growth of the core brand which is up 11%, with Red up 4% and Twist flavours up over 150%.

The Smirnoff Ice introduction in North America continues to be a great success with volume of 1.4 million equivalent cases in the period, supported by marketing spend of £22 million and additional contributions by distributors of £15 million. Smirnoff Ice has now reached 70% distribution in the grocery sector and 40% in on trade outlets.

Volume of Johnnie Walker Black grew 6% and net sales grew 9% following a 3% price increase. Marketing behind the "Keep Walking" campaign grew over 60% against the same period last year. Johnnie Walker Black, the market leader in the deluxe scotch category, made further market share gains. Volume of Johnnie Walker Red declined 4% with net sales broadly flat. J&B volume declined 9%, though overall profitability grew against the comparable period as marketing was cut on campaigns which were not performing.

Cuervo volume declined 3%. Price increases implemented in the past year to cover the increased cost of agave led to net sales growth of 5%. Tanqueray volume and net sales were broadly flat. Baileys volume grew by 8% driven by increased marketing, up 9%, behind the "Thief" campaign. Malibu volume increased by 12% as a result of campaigns such as "Seriously Easy Going", and marketing grew by 14%.

Guinness volume was flat despite the successful launch of Guinness Draught in a Bottle which has sold nearly 45,000 equivalent cases since launch.

Local priority brand volume declined by 1%, primarily as a result of a decline in Gordon's gin volume. Gordon's gin has faced increased competition from lower end brands partly offset by price increases. Beaulieu Vineyard wines continued to show strong growth with volume up 10%. Overall profitability across North American local priority brands was broadly flat. Volume of category management brands declined by 8%. These brands account for 25% of the volume in North America but only 14% of the contribution after marketing. Therefore the volume decline, which was offset by a reduction in marketing, did not impact overall profitability.

Great Britain

Volume up 11%

Marketing up 6%

Net sales up 14%

Operating profit up 33%

Key drivers:

- Growth of Smirnoff Ice and Red
- Growth of Baileys
- Turnaround in Bell's

The business in Great Britain has delivered a very strong performance with operating profit up 33%. Net sales grew by 14% primarily due to the growth of the ready to drink and spirits brands.

Smirnoff volume grew 13% largely because of the strong performance of both Smirnoff Ice and Smirnoff Red. Smirnoff Red grew 13% driven by a new advertising campaign "If Smirnoff Made" and investment behind the "Smirnoff Experience" dance music events. Smirnoff Ice volume grew 18% and its share of the ready to drink category grew to nearly 25%, supported by the "Clear As Your Conscience" campaign.

Baileys performed extremely well, with volume growth of over 30%. Baileys is benefiting from investment behind the "Let Your Senses Guide You" campaign and the continued rollout of the "Large Measure Over Ice" programme. Guinness volume declined by 1%, in line with the overall beer category.

Local priority brands' volume grew 14%. Archers volume grew nearly 80% with 4% growth in the parent brand but mainly driven by Archers Aqua ready to drink which was launched in May 2001 and reached 130,000 equivalent cases in the period. Bell's volume grew 5% underpinned by the success of the "Jools Holland" advertising campaign and increased promotional activity in the grocery channel. Gordon's gin volume was up 7%.

Ireland

Volume down 1%

Marketing flat

Net sales up 1%

Operating profit up 5%

Key drivers:

- 4% decline in Guinness volume

- Growth in Smirnoff Red and Baileys

Guinness accounts for 35% of premium drinks' total volume in Ireland. Guinness volume fell 4%, therefore despite 3% volume growth in our global priority spirits brands, total volume fell 1% in the period. The premium drinks market in Ireland continues to move away from beer to spirits and wines and declined slightly. Guinness market share in both the on and off trade has increased over the last six months.

Baileys volume grew 8% with marketing spend up 20% driven by sponsorship of the "Friends" television series and the on trade perfect serve programme.

Smirnoff Red volume grew 5% and net sales grew 7%. Smirnoff Ice volume declined by nearly 20%. Smirnoff Ice achieved virtually full distribution at launch and after the high initial level of consumer trial has settled to more normal levels.

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Spain

Volume up 11%

Marketing up 8%

Net sales up 14%

Operating profit up 18%

Key drivers:

- J&B volume up 14%
- J&B marketing up 28%
- Strong performance in Deluxe scotch and rum brands

J&B volume grew by 14%. There was some buying ahead of the January 2002 excise duty increase. However, this accounted for only about 5 percentage points of the growth. J&B is the clear market leader with a 26% share, over 4 percentage points ahead of the number two brand. Marketing investment on J&B was up 28%, following the introduction of the new "Ampersand" campaign. Cardhu volume growth continues, up 15% driven by advertising and an on premise tasting programme.

Smirnoff volume grew 12% and, in conjunction with price increases, this led to net sales growth of 26%. Baileys volume grew 17% supported by the global "Let Your Senses Guide You" advertising campaign. Baileys net sales grew by 20% following a price increase. Its market share of the cream liqueur category was 62%.

Malibu volume grew 22% benefiting from television advertising. Pampero volume grew 38% and a price increase led to net sales growth of 53%. Pampero gained market share and is again the fastest growing brand in Spain's fastest growing category.

Key markets

Volume up 1%

Marketing down 1%

Net sales up 7%

Operating profit up 13%

Key drivers:

- Growth in Australia
- Growth in Latin America
- Growth in Africa
- Mix improvement

The performance in key markets must be viewed against the background of current political and economic difficulties in many regions of the world. Overall growth in key markets, with operating profit up 13% to £287 million, resulted from a strong performance across a number of markets, particularly Australia, Venezuela, Greece and the African markets. During the period, acquisitions made last year contributed £118 million to turnover and £17 million to operating profit.

Volume grew 1% and net sales grew 7% as a result of price and mix improvements. Marketing is broadly in line with the comparable period last year, reflecting increases behind proven campaigns in Australia and Africa, offset by reductions in Japan and Brazil.

The global priority brands account for over 50% of total key market volume and they grew by 2% with 6% growth in net sales.

Volume of the non global priority brands was flat, while net sales grew by 7%. This is the result of a mix improvement due to strong growth in local priority brands such as Bundaberg Rum in Australia and Buchanans in Venezuela, which was up over 70%. These increases offset the decline in Spey Royal in Thailand and VAT 69 in Venezuela.

The business in Australia continued to perform strongly. It has an established ready to drink market and Diageo's ready to drink portfolio again delivered growth with volume up 30%. Bundaberg volume grew 6%. Global priority brands grew volume by 11% driven by strong performances from Smirnoff, Baileys and the Johnnie Walker brand. In Greece, a similar mix of growth of global priority brands and ready to drink led to a 10% increase in contribution after marketing.

Contribution after marketing in the key markets in Africa grew by 19% benefiting from a strong performance across the global priority brands. Guinness volume was up 3% with growth restricted by bottling capacity issues which are now largely resolved. Net sales rose 24% driven by price increases and supported by increased marketing, up 25%, mainly behind the successful "Michael Power" campaign. Spirits volume in Africa grew by 22%, with Johnnie Walker volume up 9% and Smirnoff volume up 16%.

Thailand continues to be impacted by difficult economic conditions and the excise duty increase implemented in April 2001. Volume was down 9% in the period but contribution after marketing rose by 13%, as a result of mix benefits on global priority brands and a reduction in marketing following the staging of the Johnnie Walker Classic golf tournament there last year.

Volume in Taiwan grew by 9% with a strong performance from Johnnie Walker, up 10%, which benefited from the "Keep Walking" campaign and increased focus on the mainstream restaurant and off trade channels.

In Korea, contribution after marketing was up 6%. A strong performance in J&B offset volume decline in Dimple which has been impacted by the increase in distributor stocks at the end of June 2001 prior to the introduction of a new liquor purchase card.

The weakness of the Japanese economy was reflected in a decline of 3% in volume. The added impact of an adverse mix shift from deluxe to lower margin brands led to a 16% decline in net sales. In this environment, marketing was reduced by 30% and is now 19% of net sales in Japan. At this level, it is expected to support brand equity in anticipation of a future upturn.

In Venezuela, focus on priority brands and the development of new routes to market have delivered over 35% growth in contribution after marketing, despite a 16% reduction in volume. Johnnie Walker Black and Buchanans grew 21% and 72% respectively, with the Johnnie Walker Black performance reflecting the benefit of the "Keep Walking" campaign. The growth of global priority brands was offset by volume decline of 37% on VAT 69 as competitors took price reductions in what is a low margin business. Brazil volume was down as the devaluation of the Brazilian currency resulted in significant price increases. However, Smirnoff Ice continues to perform well following its launch in April 2001 with volume of 48,000 equivalent cases in the period.

Performance in the Global Duty Free business has been impacted by the reduction in world travel since 11 September and volume was down 7% against the comparable period last year.

Venture markets

Volume down 2%

Marketing up 4%

Net sales up 6%

Operating profit up 11%

Key drivers:

- Growth across Europe, Asia and the Caribbean
- Global priority brands volume up 4%, net sales up 8% driven by price and mix improvements
- Market in Latin America and Middle East impacted by economic conditions

While world events have proved even more challenging for many of these markets than for the key markets, most markets have achieved growth and overall the venture markets have performed well. Security concerns in the Middle East have impacted the travel retail business there, and in Argentina action has been taken to ensure there is minimum financial exposure in this volatile environment. The Far East has also proved to be a difficult market, and in Malaysia, the Philippines and India, performance has declined. However, the Caribbean markets have performed well, as have European markets with the main exception of Germany.

The focus on global priority brands, with increased investment behind them, is delivering mix improvement which has resulted in net sales growth. Johnnie Walker Black net sales were up 7%, Baileys up 10% and Smirnoff Red up 11%.

Caribbean markets showed strong growth, with Johnnie Walker Black volume up 16%. Red Stripe volume was up 11% in Jamaica.

In Italy, there were volume and profit increases, with 15% volume growth in Baileys driven by the global advertising campaign "Let Your Senses Guide You".

In Germany, double digit price increases on Johnnie Walker Red and Baileys as part of the European pricing strategy impacted performance in the short term, with global priority brand volume down 11% and net sales down 4%.

In Asia, contribution after marketing growth was achieved mainly as a result of price increases.

BURGER KING

16 of 33

- System sales up 1%
- Total restaurants up 65 compared with 30 June 2001 to 11,437
- Worldwide comparable restaurant sales up 0.4%
- North America comparable restaurant sales up 1%
- Operating profit down 29% to £79 million
- Reported operating margin down 5.1 percentage points to 14.0%

The underlying operational performance in Burger King has improved in the six months ended 31 December 2001. This improvement is evidenced by the slight improvement in worldwide comparable restaurant sales against a 6% decline in the six months ended 31 December 2000. This was driven by the significantly improved performance in North America. Net restaurant numbers have increased by only 65 against an increase of 184 in the comparable period.

In North America, system sales grew 1% as a result of 1% growth in comparable restaurant sales. A pipeline of new products has been created in the period. Marketing effectiveness has also been improved as local and national programmes have been aligned. Whilst the number of restaurants decreased in the period by 51, the overall system quality has improved as a result of the introduction of a new criteria for restaurant standards. This focus on operational excellence has led to an increase in overheads which has had an adverse effect on profitability. These actions are essential to the future of Burger King as a separate entity.

Comparable restaurant sales were down in the international business, although the performance has improved against the prior full year. Comparable restaurant sales were down 2% in Europe, 1% in Latin America and 3% in Asia Pacific. An additional 116 restaurants were added in the period.

FINANCIAL REVIEW

Exchange rates

Exchange rate movements during the six month period, including the effect of the currency option cylinders, favourably impacted profit before exceptional items and taxation by £50 million. The beneficial impact on group trading profit was £63 million (operating profit £61 million and share of profits of associates £2 million), offset by an adverse effect on the interest charge of £13 million. In Premium Drinks, the beneficial impact on operating profit was £21 million.

Based on current exchange rates, it is expected that the full year impact of exchange rate movements on profit before exceptional items and taxation will be a positive effect of approximately £60 million.

Associates

The group's share of profits of associates before exceptional items was £162 million for the period compared with £139 million for the same period last year. The 21.7% equity interest in General Mills contributed £46 million of this increase in the two months ended 31 December 2001.

Goodwill

Goodwill amortisation in the period was £10 million, mainly in respect of the Packaged Food businesses.

Exceptional items

Exceptional items in the six month period amounted to a net gain of £57 million before taxation.

£281 million was charged to operating profit, comprising £21 million in respect of the integration of UDV and Guinness, £40 million in respect of Seagram and £220 million for the agreement on the distribution rights for the Cuervo brand. Under the Cuervo agreement, Diageo and Jose Cuervo agreed to terminate their litigation, new arrangements were formalised for the distribution rights for the Cuervo brand in the United States (which now extend to 2013), and Diageo will return its 45% equity stake in José Cuervo SA.

£17 million was charged to associates in respect of restructuring costs incurred by General Mills following the acquisition of the Pillsbury business, and net losses incurred on sales of fixed assets were £5 million.

Net gains on the disposal of businesses were £360 million, principally Pillsbury (£326 million) and Guinness World Records (£35 million).

17 07 33

Interest

The interest charge in the period was £170 million, compared with £185 million for the comparable period. A £34 million benefit arising from the disposal of businesses and a £20 million benefit from the reduction in interest rates was partly offset by other factors, principally increases in respect of exchange rate movements and the share of General Mills' interest charge. Interest cover was 7.8 times.

Taxation

The effective rate of taxation on profit before goodwill amortisation and exceptional items for the period was 25%, compared with 25.5 % for the six months ended 31 December 2000, restated from the originally reported 25% following compliance with the new accounting standard for deferred tax. The charge is based on an estimate of the effective tax rate for the financial year as a whole.

Dividend

Diageo will pay an interim dividend of 9.3 pence per share on 22 April 2002, an increase of 4.5% on last year's interim dividend. Payment to US ADR holders will be made on 26 April 2002. The record date for this dividend will be 8 March 2002. A dividend reinvestment plan is available in respect of this dividend and the plan notice date will be 28 March 2002.

Cash flow

Free cash inflow was £288 million, compared with £493 million in the prior period. Cash inflow from operating activities was £821 million compared with £995 million in the comparable period. This inflow was after £70 million of integration costs and a £457 million increase in working capital mainly due to seasonal factors. The incremental increase in working capital of £126 million, against the same period last year, arose from increased sales in premium drinks, a £31 million increase in respect of Burger King and a £15 million increase in respect of Pillsbury. In addition there was a £10 million incremental increase in respect of premium drinks in Spain as a result of purchasing ahead of the excise duty increase in January 2002, £20 million in respect of the restructuring of distribution in Portugal and £40 million in Great Britain.

Net interest payments were £184 million against £204 million in the comparable period. Purchases of tangible fixed assets in the period amounted to £212 million, an increase of £34 million. Tax payments were £115 million compared with £87 million.

The acquisition of businesses, primarily the spirits and wine businesses of Seagram, resulted in a cash outflow of £3,502 million. 40 million ordinary shares were purchased for cancellation in the period at a cost of £279 million, compared with 18 million at a cost of £108 million in the same period last year. Net cash inflow, before management of liquid resources and increase in loans, was £353 million compared with an outflow of £118 million in the comparable period.

Balance sheet

The consolidated balance sheet includes a provisional assessment of the assets and liabilities of the acquired spirits and wine businesses of Seagram. The excess of the purchase consideration over the estimated net tangible assets was £2.8 billion and has been included in intangible assets.

At 31 December 2001, total shareholders' funds were £6,969 million compared with £5,123 million at 30 June 2001. The increase was mainly due to the £501 million retained income for the period, less £279 million following cancellation of own shares and the release of £1,697 million of goodwill previously written off to reserves. This release was principally in respect of the sale of the Packaged Food business.

Gross borrowings were £7,613 million. Net borrowings were £4,994 million, a decrease of £485 million from 30 June 2001. This decrease includes the net cash inflow of £792 million on the purchases and sales of subsidiaries and free cash flow of £288 million, less the £279 million purchase of shares and £452 million equity dividend payment.

DIAGEO CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Six months ended	Six months ended
	31 December 2001	31 December 2000

	Before goodwill and exceptional items £ million	Goodwill and ex- ceptional items £ million	Total £ million	Before goodwill and exceptional items (restated) £ million	Goodwill and ex- ceptional items (restated) £ million	Total (restated) £ million
Turnover						
Continuing operations	5,023	-	5,023	4,583	-	4,583
Discontinued operations	1,455	-	1,455	2,259	-	2,259
	6,478	-	6,478	6,842	-	6,842
Operating costs	(5,242)	(291)	(5,533)	(5,607)	(67)	(5,674)
Operating profit						
Continuing operations	1,046	(285)	761	933	(58)	875
Discontinued operations	190	(6)	184	302	(9)	293
	1,236	(291)	945	1,235	(67)	1,168
Share of associates' profits	162	(17)	145	139	-	139
Trading profit	1,398	(308)	1,090	1,374	(67)	1,307
Disposal of fixed assets	-	(5)	(5)	-	6	6
Sale of businesses	-	360	360	-	-	-
Interest payable (net)	(170)	-	(170)	(185)	-	(185)
Profit before taxation	1,228	47	1,275	1,189	(61)	1,128
Taxation	(307)	(116)	(423)	(303)	8	(295)
Profit after taxation	921	(69)	852	886	(53)	833
Minority interests						
Equity	(24)	-	(24)	(22)	-	(22)
Non-equity	(18)	-	(18)	(20)	-	(20)
Profit for the period	879	(69)	810	844	(53)	791
Interim dividend	(309)	-	(309)	(298)	-	(298)
Transferred to reserves	570	(69)	501	546	(53)	493
Pence per share						
Basic earnings	26.2p	(2.1)p	24.1p	25.0p	(1.6)p	23.4p
Diluted earnings	26.1p	(2.0)p	24.1p	24.9p	(1.5)p	23.4p
Interim dividend	9.3p	-	9.3p	8.9p	-	8.9p
Average shares			3,358m			3,380m

DIAGEO CONSOLIDATED STATEMENT OF

TOTAL RECOGNISED GAINS AND LOSSES

	Six months ended 31 December 2001 £ million	Six months ended 31 December 2000 £ million
Profit for the period - group	731	700
- associates	79	91
	810	791
Exchange adjustments	(83)	31
Tax on exchange in reserves	6	-
Total recognised gains and losses	733	822

DIAGEO CONSOLIDATED BALANCE SHEET

	31 December 2001			30 June 2001 (restated)	31 December 2000 (restated)	
	£ million	£ million	£ million	£ million	£ million	£ million
Fixed assets						
Intangible assets		5,589		5,672		5,419
Tangible assets		2,360		3,176		3,051
Investments		3,225		1,473		1,578
		11,174		10,321		10,048
Current assets						
Stocks	2,271		2,232		2,208	
Debtors (including franchisee loans of £233 million, less non-returnable proceeds of £153 million)	3,817		3,191		3,677	
Cash at bank and in hand	2,286		1,842		1,089	
	8,374		7,265		6,974	
Creditors - due within one year						
Borrowings	(3,446)		(3,602)		(3,336)	
Other creditors	(3,877)		(3,495)		(3,592)	
	(7,323)		(7,097)		(6,928)	
Net current assets		1,051		168		46
Total assets less current liabilities		12,225		10,489		10,094
Creditors - due after one year						
Borrowings	(4,132)		(3,993)		(3,626)	
Other creditors	(62)		(96)		(127)	
		(4,194)		(4,089)		(3,753)
Provisions for liabilities and charges		(488)		(671)		(676)
		7,543		5,729		5,665
Capital and reserves						
Called up share capital		976		987		986
Reserves		5,993		4,136		4,113
Shareholders' funds		6,969		5,123		5,099
Minority interests						
Equity	189		207		153	
Non-equity	385		399		413	
		574		606		566
		7,543		5,729		5,665

DIAGEO CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 31 December 2001		Six months ended 31 December 2000	
	£ million	£ million	£ million	£ million
Net cash inflow from operating activities		821		995
Dividends received from associates		48		34
Returns on investments and servicing of finance				
Interest paid (net)	(184)		(204)	
Dividends paid to equity minority interests	(21)		(21)	
		(205)		(225)
Taxation		(115)		(87)
Capital expenditure and financial investment				
Purchase of tangible fixed assets	(212)		(178)	
Purchase of own shares (net)	(69)		(67)	
Sale of fixed assets	20		21	
		(261)		(224)
Free cash flow		288		493
Acquisitions and disposals				
Purchase of subsidiaries	(3,502)		(97)	
Sale of subsidiaries	4,294		-	
		792		(97)
Equity dividends paid		(452)		(425)
Cash flow before liquid resources and financing		628		(29)
Management of liquid resources		(226)		56
Financing				
Issue of share capital	4		19	
Own shares purchased for cancellation	(279)		(108)	
Increase in loans	11		189	
		(264)		100
Increase in cash in the period		138		127

MOVEMENTS IN NET BORROWINGS

	Six months ended 31 December 2001 £ million	Six months ended 31 December 2000 £ million
Increase in cash in the period	138	127
Cash flow from increase in loans	(11)	(189)
Change in liquid resources	226	(56)
Change in net borrowings from cash flows	353	(118)
Exchange adjustments	176	(55)
Non-cash items	(44)	16
Decrease/(increase) in net borrowings	485	(157)
Net borrowings at beginning of the period	(5,479)	(5,545)
Net borrowings at end of the period	(4,994)	(5,702)

NOTES

1. Segmental analysis

	2001 Turnover £ million	2001 Operating profit £ million	2000 Turnover £ million	2000 Operating profit £ million
Class of business:				
Premium Drinks	4,458	967	4,064	834
Quick Service Restaurants	565	79	519	99
Continuing operations	5,023	1,046	4,583	933
Discontinued operations	1,455	190	2,259	302
	6,478	1,236	6,842	1,235
Geographical area by destination:				
Europe	2,331	427	2,147	373
North America	1,548	322	1,395	299
Asia Pacific	451	115	456	111
Latin America	345	119	345	91
Rest of World	348	63	240	59
Continuing operations	5,023	1,046	4,583	933

The above analysis of operating profit is before goodwill amortisation and exceptional items. The geographical analysis is based on the location of the third party customers. The discontinued operations comprise the packaged food businesses (Pillsbury).

	2001 £ million	2000 £ million
Net assets:		
Premium Drinks	8,772	5,307
Quick Service Restaurants	1,482	1,370
Continuing operations	10,254	6,677
Discontinued operations	-	3,883
	10,254	10,560
Investments in associates	2,927	1,246
Tax, dividends and other	(644)	(439)
Net borrowings	(4,994)	(5,702)
	7,543	5,665
Europe	4,090	3,911
North America	5,450	5,921
Asia Pacific	286	305
Latin America	247	295
Rest of World	181	128
	10,254	10,560

Weighted average exchange rates used in the translation of profit and loss accounts were US dollar - £1 = $1.44 (2000 - £1 = $1.46) and euro - £1 = 1.61 (2000 - £1 = 1.65). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar - £1 = $1.46 (2000 - £1 = $1.49) and euro - £1 = 1.63 (2000 - £1 = 1.59). The group uses option cylinders and foreign exchange transaction hedges to mitigate the effect of exchange rate movements. The effective exchange rates taking into account the impact of these instruments were US dollar - £1 = $1.46 (2000 - £1 = $1.61) and euro - £1 = 1.62 (2000 - £1 = 1.59).

2. Goodwill and exceptional items

			2001		2000
		£ million	£ million	£ million	£ million
Charged to:					
Operating costs	Goodwill amortisation	(10)		(11)	
	Guinness UDV integration	(21)		(8)	
	José Cuervo settlement	(220)		-	
	Seagram costs	(40)		-	
	Beer production reorganisation	-		(5)	
	Business ownership restructuring	-		(25)	
	Burger King items	-		(18)	
			(291)		(67)
Associates	Share of reorganisation costs of General Mills		(17)		-
Disposal of fixed assets	(Loss)/gain on sales		(5)		6
Sale of businesses	Packaged Food	326		-	
	Guinness World Records	35		-	
	Other	(1)		-	
			360		-
			47		(61)

3. Taxation

The £423 million total taxation charge for the six months ended 31 December 2001 comprises UK tax of £1 million, foreign tax of £373 million and tax on associates of £49 million.

4. Note of consolidated historical cost profits and losses

There is no material difference between the reported profit shown in the consolidated profit and loss account and the profit restated on an historical cost basis.

5. Movements in consolidated shareholders' funds

	2001	2000
		(restated)
	£ million	£ million
Profit for the period	**810**	791
Dividends	**(309)**	(298)
	501	493
Exchange adjustments	**(83)**	31
Tax on exchange in reserves	**6**	-
New share capital issued	**4**	19
Purchase of own shares for cancellation	**(279)**	(108)
Goodwill on disposals of businesses	**1,697**	-
Net movement in shareholders' funds	**1,846**	435
Shareholders' funds at beginning of the period	**5,123**	4,664
Shareholders' funds at end of the period	**6,969**	5,099

6. Net borrowings

	31 December 2001	30 June 2001	31 December 2000
	£ million	£ million	£ million
Debt due within one year and overdrafts	**(3,446)**	(3,602)	(3,336)
Debt due after one year	**(4,132)**	(3,993)	(3,626)
Net obligations under finance leases	**(35)**	(41)	(40)
	(7,613)	(7,636)	(7,002)
Less: Cash at bank and in hand	**2,286**	1,842	1,089
Interest rate and foreign currency swaps	**333**	315	211
Net borrowings	**(4,994)**	(5,479)	(5,702)

7. Net cash inflow from operating activities

	2001 £ million	2000 £ million
Operating profit	945	1,168
Exceptional operating costs	281	56
Restructuring and integration payments	(70)	(87)
Depreciation and amortisation charge	166	197
Increase in working capital	(457)	(331)
Other items	(44)	(8)
Net cash inflow from operating activities	821	995

8. Basis of preparation

The interim financial information has been prepared on the basis of accounting policies consistent with those applied in the accounts for the year ended 30 June 2001, except for the accounting policy change set out in note 9 below. The information is unaudited but has been reviewed by the auditors, KPMG Audit Plc, and their report is reproduced after these notes. The information does not comprise the statutory accounts of the group. The statutory accounts of Diageo plc for the year ended 30 June 2001 have been filed with the registrar of companies. KPMG Audit Plc have reported on these accounts; their report was unqualified and did not contain any statement under section 237 of the Companies Act 1985.

9. Accounting policy changes

The interim financial information complies with the following Financial Reporting Standard issued by the UK Accounting Standards Board.

FRS 19 – Deferred tax. This standard requires full provision to be made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. It only requires recognition when the resulting deferred tax can be justified as an asset or liability in its own right, thus excluding, for example, deferred tax on periodic revaluations of fixed assets and on retained profits in overseas subsidiaries and associates prior to any commitment to remit those profits. The standard allows the optional discounting of all or none of the deferred tax assets and liabilities, and the group has elected not to discount.

Compliance with this standard has increased the deferred tax provision at 30 June 2001 by £64 million and at 30 June 2000 by £47 million. The tax charge for the year ended 30 June 2001 increased by £19 million of which £13 million is in respect of profit before goodwill amortisation and exceptional items giving a restated effective tax rate, before goodwill amortisation and exceptional items, of 23.6% compared with the 23% originally reported.

INDEPENDENT REVIEW REPORT TO DIAGEO plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 31 December 2001 set out on pages 16 to 22. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of Interim Financial Information issued by the Auditing Practices Board. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2001.

KPMG Audit Plc

Chartered Accountants

London, 20 February 2002

Cautionary statement concerning forward-looking statements

This document contains statements with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to these items. These forward-looking statements are made pursuant to the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, market standing and volume of products, overall market trends, the impact of interest, exchange rates or the introduction of the euro, anticipated cost savings or synergies and the completion of our strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.

These factors include, but are not limited to:

Competitive product and pricing pressures and unanticipated actions by competitors, including changes in marketing expenditures and strategies, that could impact Diageo's market share, increase expenses and hinder growth potential;

The effects of business combinations, acquisitions or disposals and the ability to realise expected synergies and/or costs savings;

Legal and regulatory developments, including changes in regulations regarding consumption of or advertising for beverage alcohol, changes in accounting standards, taxation requirements, such as the impact of excise tax increases with respect to the premium drinks business, environmental laws, regulatory approval of future acquisitions or disposals, and development of litigation directed at the drinks and spirits industry;

Changes in consumer preferences and tastes, demographic trends or perception about health related issues;

Changes in the cost and availability of raw materials and labour costs;

Changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending;

Renewal of distribution rights on favourable terms when they expire;

Diageo's ability to protect its intellectual property rights; and

Changes in financial and equity markets, including significant interest rate and foreign currency rate fluctuations.

Past performance cannot be relied upon as a guide to future performance.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and the "Risk Factors" contained in the Form 20-F filed with the SEC.

END

Company website

26 OF 33

RNS Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Dividend
Released	07:51 21 Feb 2002
RNS Number	7674R

RNS Number:7674R
Diageo PLC
21 February 2002

INTERIM DIVIDEND
SECURITY TITLE
*Ord Shs

MNEMONIC CODE	*DGE
SEDOL CODE	*237-400
DIVIDEND AMOUNT	*9.3p
PERIOD	*Six Months Ended 31-12-01
PROVISIONAL EX DATE	*06-03-02
RECORD DATE	*08-03-02
PAYMENT DATE	*22-04-02

NOTES *DRIP Option Available

Company website

27 07 33

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	15:25 22 Feb 2002
RNS Number	9188R

TO: Regulatory News Service

The London Stock Exchange

RE:CHAPTER 16 PARAGRAPH 13 OF

CONTINUING OBLIGATIONS

Diageo plc (the "Company") announces the following:

1. That it has today received notification from the directors shown below that they acquired on 22 February 2002 an interest in the Company's ordinary shares of 28 101/108 pence ("Ordinary Shares") under the Company's Long Term Incentive Plan, now called the Total Shareholder Return plan (the "Plan") (which was approved by shareholders on 11 August 1998), as follows:

Name of Director	No. of Ordinary Shares
N C Rose	134,937
P S Walsh	235,354

The number shown above for each director is the maximum number of shares which could be transferred upon achieving top performance (1st or 2nd position) by reference to Diageo's eighteen company peer group used in the performance test for the 2002 awards under the Plan. At position 9 within the Plan peer group one third of the above shares would be transferred.

The performance period commenced on 1 January 2002 and, subject to the rules of the Plan and achievement of the performance requirement, the awards will be released in February 2005.

The above directors' interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and also interests as potential beneficiaries of the Diageo Employee Benefit Trust, the Diageo plc QUEST, the Diageo plc Employee Incentive Trusts 1994 and 1996, the Grand Metropolitan No.2 Employee Share Trust and, in the case of Mr Walsh only, the Pillsbury 401 (K) Savings Plan) remain as follows:

Name of Director	No. of Ordinary Shares
N C Rose	52,604
P S Walsh	342,774*

*of which 4,932 are held in the form of ADSs.

2. That it received notification on 22 February 2002 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the "Trust") has transferred 32,018 Ordinary Shares to participants exercising options granted under the Company's UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the "Schemes"). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1. Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2. Transactions notified on 22 February 2002 in relation to the Trust.

Date of Transaction	No. of Ordinary Shares Transferred	Range of Option Prices of Ordinary Shares
22.02.02	32,018	£3.54-£5.05

The total holding of the Trust now amounts to 2,437,193 shares.

22nd February 2002

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RNS Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	12:47 26 Feb 2002
RNS Number	0423S

TO: Regulatory News Service

The London Stock Exchange

RE: CHAPTER 16 PARAGRAPH 13 OF

CONTINUING OBLIGATIONS

Diageo plc (the "Company") announces that it received notification on 25 February 2002 for the purposes of Section 329 of the Companies Act 1985 of transactions by the trustee of the Diageo Employee Benefit Trust (the "Employee Benefit Trust") as detailed below. The Employee Benefit Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries and operates primarily in conjunction with the Company's Long Term Incentive Plan, now called the Total Shareholder Return plan (the "Plan"), approved by shareholders on 11 August 1998.

a) A notification that Mourant & Co Trustees Limited ("Mourant") as trustee of the Employee Benefit Trust had transferred ordinary shares of 28 101/108 pence of the Company ("Ordinary Shares") to participants receiving awards released under the Plan on 22 February 2002 as follows:

Date of Transaction	No of Ordinary Shares
22.02.02	1,326,070
25.02.02	169,508

b) A notification that Mourant as trustee of the Employee Benefit Trust had made the following sale of Ordinary Shares:

Date of Transaction	No of Ordinary Shares Sold	Sale Price of Ordinary Shares
22.02.02	1,625,329	£8.150774

c) Both executive directors of the Company are potential beneficiaries of the Employee Benefit Trust, as follows:

N C Rose

P S Walsh

d) As a result of the above transactions the total holding of the Employee Benefit Trust amounts to 4,028,951 Ordinary Shares.

26 February 2002

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Company	Diageo PLC
TIDM	DGE
Headline	Disposal
Released	07:02 27 Feb 2002
RNS Number	0937S

Wednesday 27 February 2002

Diageo announces sale of Malibu and supply agreement with Destileria Serralles

Diageo today announces that it has reached agreement to sell its Malibu brand to Allied Domecq. It has also established a contract for the supply of Puerto Rican rum for Captain Morgan through a new supply agreement between its Joseph E. Seagram subsidiary and Destileria Serralles.

Destileria Serralles and Allied Domecq have agreed to dismiss the litigation Destileria Serralles is pursuing with regard to Captain Morgan with effect from the closing of Allied Domecq's purchase of Malibu.

Under the agreement Diageo will receive £560 million from Allied Domecq for Malibu. Diageo has also agreed to transfer the Mumm Cuvee Napa sparkling wine business to Allied Domecq for £27.5 million. Allied Domecq already owns the Mumm champagne business.

Under the terms of the agreements for the acquisition of Seagram, Diageo will also receive $75 million from Vivendi Universal on completion of the Malibu disposal and dismissal of the litigation over Captain Morgan.

The divestiture of Malibu is subject to approval by the United States Federal Trade Commission and clearance by competition regulators in other jurisdictions. The Malibu sale is expected to complete when the necessary regulatory clearances and approvals are obtained.

The Malibu sale is not conditional on closing of the disposal of Mumm Cuvee Napa. The Mumm Cuvee Napa sale also is subject to regulatory clearance in various jurisdictions.

In the year ended 30 June 2001 Malibu made a contribution after advertising and marketing of £43.5 million. Mumm Cuvee Napa made a contribution of £3 million.

Diageo previously transferred the Mumm Sekt business to Rotkaeppchen Sektkellerei GmbH & Co KG in a separate transaction.

Commenting on this news, Paul Walsh, Diageo's chief executive, said:

'These transactions effect the sale of Malibu, confirm Diageo's ownership of Captain Morgan and secure its long-term rum supply. The disposal is the last of the significant transactions that result from our acquisition of the Seagram Spirits & Wines businesses.

'Today we move to the next stage in Diageo's premium drinks journey. Through the Seagram transaction we have added to Diageo's family outstanding businesses like Captain Morgan, Crown Royal and Sterling Vineyards. Each of these already has an excellent track record. Now we are adding the potential for further growth through innovation, especially in ready to drink. As we demonstrated with our interim results last week Diageo's focus on premium drinks is delivering strong performance and momentum.'

—ends—

For more information contact:

Investor enquiries to: Catherine James +44 (0)20 7927 5272

investor.rel@diageo.com

Media enquiries to: Kathryn Partridge +44 (0)20 7927 5225

media@diageo.com

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RNS Full Text Announcement

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:54 28 Feb 2002
RNS Number	2279S

DIAGEO PLC

28 February 2002

Purchase of Own Shares

Diageo plc announces that it has today purchased

for cancellation through Cazenove & Co. Ltd

33,350,000 ordinary shares at an average price

of 839.2015p per share.

END

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date ..... 15 March 2002

By ....

Name: J Nicholls

Title: Assistant Secretary